DAVID J. LEVINE
ASSOCIATE
PHONE 212-715-9121
FAX 212-715-8000
DJLEVINE@KRAMERLEVIN.COM

July 7, 2006

VIA EDGAR and FEDERAL EXPRESS
Ms. Elaine Wolff
Branch Chief
Division of Corporation Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trey Resources, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed July 7, 2006
File No. 333-133924

Dear Ms. Gowetski:

On behalf of Trey Resources, Inc. (“we” or the “Company”), we respond as follows to the Staff’s comment letter dated June 2, 2006 relating to the above-captioned registration statement on Form SB-2. Captions and page references herein correspond to those set forth in Amendment No. 1 to the registration statement (“Amendment No. 1” or the “prospectus”), a copy of which has been marked against the changes from the initial registration statement filed on May 9, 2006. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Jennifer Gowetski. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.
We note your disclosure on page 2 that refers to the outstanding principal balance of $1,025,000 and accrued interest still owed by the company to Cornell from the prior advances under the equity line of credit that was terminated on December 30, 2005. We further note that this outstanding balance was converted into debentures. Pursuant to the equity line agreement filed as Exhibit 10.1 to your registration statement on Form SB-2 filed on October 3, 2003, it appears that the company had to deliver the shares to Cornell’s counsel prior to the release of funds. Please explain to us in detail why the company has an outstanding principle balance and accrued interest still owed to Cornell.

Ms. Elaine Wolff
July 7, 2006

Between March 15, 2004 and August 31, 2005, the Company issued to Cornell promissory notes in the aggregate principal amount of $2,700,000. On January 27, 2003, the Company entered into a Standby Equity Distribution Agreement with Cornell. Following the date that the Company’s Form SB-2 registering for resale the shares of common stock issuable under the Standby Equity Distribution Agreement was declared effective, the Company requested advances for and borrowed an aggregate of $1,759,638 from Cornell pursuant to the terms of the Standby Equity Distribution Agreement during the period from April 12, 2004 through December 27, 2005 and used the proceeds from these advances under the equity line to repay principal and interest on the promissory notes. The promissory notes representing the outstanding principal balance of $1,025,000 plus accrued interest not repaid pursuant to advances we received under the Standby Equity Distribution Agreement were exchanged on December 30, 2005 for convertible debentures in the aggregate principal amount of $1,159,047 (which includes the principal balance of $1,025,000 plus accrued interest) pursuant to the Securities Purchase Agreement entered into with Cornell. The outstanding principal balance of $1,025,000 was not pursuant to advances we requested under the Standby Equity Distribution Agreement but rather the remaining unpaid balance under the promissory notes issued between March 15, 2004 and August 31, 2005.

2.
Please explain to us how converting the outstanding balance under the equity line into convertible debentures for Class A common would not impact whether the company had “completed” the private transaction of all of the securities that it registered for “resale” in its registration statement on Form SB-2 filed in October, 2003. Please see the March 2001 Supplement to the Division’s Current Issues Outline regarding private equity lines with registered resales available on www.sec.gov.

As explained in our response to comment #1, the promissory notes representing the outstanding principal balance of $1,025,000 plus accrued interest were not issued by the Company to Cornell pursuant to advances we received under the Standby Equity Distribution Agreement. Rather, this amount simply represented the remaining balance under the promissory notes issued by the Company to Cornell between March 15, 2004 and August 31, 2005 which were exchanged on December 30, 2005 for convertible debentures in the aggregate principal amount of $1,159,047 (which includes the principal balance of $1,025,000 plus accrued interest) pursuant to the Securities Purchase Agreement entered into with Cornell. Accordingly, since the Company did not convert any outstanding balance under the equity line into convertible debentures, this does not affect the validity of the private placement. The structure of the Cornell equity line transaction is consistent with the Staff’s position set forth in the Current Issues and Rulemaking Projects Outline Quarterly Update, March 31, 2001. The equity line transaction was completed and fully committed prior to the filing of the resale registration statement on Form SB-2 filed in October 2003. Cornell was irrevocably bound to purchase the Company’s common stock once the Company exercised a “put” under the equity line arrangement. This “put” right was solely within the Company’s control. In addition, the Company utilized a form of registration statement that the Company was eligible to use for a primary offering and Cornell was named as an underwriter in the prospectus and was accordingly subject to all of the requirements and liabilities of an underwriter.

Ms. Elaine Wolff
July 7, 2006

Facing Page

3.
We note that the 1,474,404,375 shares to be registered includes shares issued to the selling shareholders in various private placement transactions and asset purchase transactions. We further note your disclosure on page 1 that Cornell intends to sell up to 1,474,404,375 shares upon conversion of certain indentures. Please revise to clarify what you mean by “various private placement transactions and asset purchase transactions.” If all the shares to be registered relate to shares to be issued upon conversion of the indentures, please so state.

The reference to “and asset purchase transactions” has been deleted in response to this comment.

Prospectus Summary, page 1

4.
We note your statement on page 1 that on December 30, 2005, you entered into a securities purchase agreement with Cornell whereby you issued to Cornell an aggregate $2,359,047 of secured convertible debentures. We further note your disclosure on page 2 that you issued two additional debentures for $600,000 each on December 20, 2005 and May 2, 2006. Please revise your disclosure on page 1 and throughout the prospectus, including page 12, to clarify, if true, that the $2,359,047 of secured convertible debentures were not all issued on December 30, 2005, and provide the date and amount of each issued debenture.

The Company issued two secured convertible debentures on December 30, 2005 for $1,159,047 and $600,000, respectively, and one secured convertible debenture on May 2, 2006 for $600,000, for an aggregate of $2,359,047 of secured convertible debentures. The disclosure throughout the prospectus has been revised accordingly in response to this comment.

Cornell Convertible Debentures, page 12

5.
We note your disclosure on page 12 that, if your Class A common stock is trading above the conversion price at the time of prepayment, you must pay a 20% prepayment premium. We further note your disclosure that Cornell may convert the debentures into a number of shares equal to the quotient obtained by dividing (x) the outstanding amount of debentures to be converted by (y) 90% of the lowest closing bid price of your shares during the 30 trading days immediately preceding the conversion date. Please clarify, if true, whether you will always be subject to a prepayment penalty as the conversion price appears to be 90% of the lowest closing bid price of your shares.

Ms. Elaine Wolff
July 7, 2006

The Company will always be subject to a 20% prepayment premium. The disclosure in the prospectus has been revised accordingly in response to this comment.

6.
We note that you paid to Yorkville Advisors, LLC, the general partner of Cornell, a fee equal to 10% of the aggregate purchase price under the securities purchase agreement. Please expand your disclosure to quantify this amount in this section and the summary.

The Company paid Yorkville Advisors, LLC a fee of $120,000, which is equal to 10% of the aggregate principal amount of the two secured convertible debentures for $600,000 each issued on December 30, 2005 and May 2, 2006 under the securities purchase agreement. The disclosure in the prospectus has been revised accordingly in response to this comment.

Selling Stockholders, page 14

7.
We note your disclosure on page 14 that you issued five promissory notes payable to Cornell in 2004 totaling $1,350,000 for advances on the equity line financing agreement and that the promissory notes were repaid in full as of May 16, 2005. Please expand your disclosure to clarify why promissory notes were issued for advances on the equity line. Please provide the date and amount of each promissory note. In addition, please describe the source of funds used to repay the promissory notes in full as of May 16, 2005. Finally, please clarify how these promissory notes for an aggregate $1,350,000 are related to the outstanding principal balance of $1,025,000 and accrued interest still owed by the company to Cornell from the prior advances under the equity line.

The five promissory notes issued to Cornell totaling $1,350,000 that were repaid on May 16, 2005 were repaid from proceeds the Company received from advances under the Standby Equity Distribution Agreement. We issued separate promissory notes on the following dates in the following amounts: $100,000 on March 15, 2004; $100,000 on March 16, 2004; $100,000 on April 1, 2004; $700,000 on May 7, 2004; and $350,000 on September 2, 2004. Following the date that the Company’s Form SB-2 registering for resale the shares of common stock issuable under the Standby Equity Distribution Agreement was declared effective, the Company requested advances for and borrowed an aggregate of $1,434,638 from Cornell pursuant to the terms of the Standby Equity Distribution Agreement during the period from April 12, 2004 through May 16, 2005 and used the proceeds from these advances under the equity line to repay $1,350,000 of principal and $84,638 of interest on these promissory notes. These promissory notes are not related in any way to the promissory notes representing the outstanding principal balance of $1,025,000 which were exchanged on December 30, 2005 for convertible debentures pursuant to the Securities Purchase Agreement. We have removed the reference in the prospectus to these promissory notes that were repaid on May 16, 2005 as this disclosure is not relevant to this offering.

Ms. Elaine Wolff
July 7, 2006

Where You Can Find More Information, page 27

8.	Please revise to omit the reference to Room 1024, Judiciary Plaza. The Public Reference Room is located in Room 1580, 100 F Street, N.E., Washington, D.C.

The address for the Public Reference Room has been revised in response to this comment.

Management’s Discussion and Analysis, page 27

9.
We note your statement on page 27 that in January 2003, as subsequently amended retroactively to January 27, 2003, you entered into an equity line of credit agreement. Please revise your disclosure to clarify what you mean by “as subsequently amended retroactively to January 27, 2003” and provide the date that the agreement was initially executed and any subsequent amendments.

The Company has changed the various disclosures in the registration statement to reference a single equity line of credit agreement. The final copy of this agreement was filed on December 22, 2003 as exhibit 10.1, File No. 333-109997.

Part II.  Information Not Required in Prospectus

10.	Please update this section to include the new undertakings that went into effect December 1, 2005. We refer to Item 512 of Regulation S-B.

The undertakings that went into effect December 1, 2005 have been included in response to this comment.

If you have any questions, please do not hesitate me at the above telephone and facsimile numbers.

Very truly yours,

/s/ David J. Levine
David J. Levine

cc:	Mark Meller
Scott S. Rosenblum, Esq.